UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

DATA I/O CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

237690 102

(CUSIP Number)

October 22, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 237690 102

(1)	Names of Reporting Persons: DH PARTNERS, LLC

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0

(6) Shared Voting Power 500,000

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 500,000

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.9%

(12)	Type of Reporting Person (See Instructions) OO

CUSIP No. 237690 102

(1)	Names of Reporting Persons: DELAFIELD HAMBRECHT PARTNERS FUND, LP

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0

(6) Shared Voting Power 500,000

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 500,000

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.9%

(12)	Type of Reporting Person (See Instructions) PN

CUSIP No. 237690 102

(1)	Names of Reporting Persons: DELAFIELD HAMBRECHT, INC.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0

(6) Shared Voting Power 500,000

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 500,000

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.9%

(12)	Type of Reporting Person (See Instructions) CO

CUSIP No. 237690 102

(1)	Names of Reporting Persons: JOHN D. DELAFIELD

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0

(6) Shared Voting Power 500,000

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 500,000

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.9%

(12)	Type of Reporting Person (See Instructions) IN

SCHEDULE 13G

Item 1(a).		Name of Issuer: Data I/O Corporation
Item 1(b).		Address of Principal Executive Offices of Issuer: 6645 185th Ave NE, Suite 100 Redmond, Washington 98052

Item 2(a).		Name of Person(s) Filing:
The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):
DH Partners, LLC (“DHP”); Delafield Hambrecht Partners Fund, LP (“DHPF”); Delafield Hambrecht, Inc. (“DHI”); and John D. Delafield.
Item 2(b).		Address of Principal Business Office or, if none, Residence: The principal business office of each of the Reporting Persons is 1301 2nd Avenue, Suite 2850, Seattle, WA 98101.
Item 2(c).

Citizenship:
DHP is a limited liability company formed under the laws of the State of Delaware.

DHPF is a limited partnership formed under the laws of the State of Delaware.

DHI is a corporation formed under the laws of the State of Delaware

Mr. Delafield is a citizen of the United States

Item 2(d).		Title of Class of Securities: Common Stock, no par value (the “Common Stock”)
Item 2(e).		CUSIP Number: 237690 102

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
☒ Not Applicable
	(a)	☐	Broker or dealer registered under section 15 of the Exchange Act;
	(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act;
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act;
	(d)	☐	Investment company registered under section 8 of the Investment Company Act;
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
	(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).____________________________

Item 4.	Ownership.
(a) Amount beneficially owned:
As of the close of business on November 9, 2018:

(i) DHPF owned 500,000 shares of the Common Stock.

(ii)  DHP, as the General Partner of DHPF, may be deemed to be a beneficial owner of the 500,000 shares owned by DHPF.

(iii)  DHI, as the Manager of DHP, may be deemed to be a beneficial owner of the 500,000 shares owned by DHPF.

(iv)  Mr. Delafield, as the President of DHI, may be deemed to be a beneficial owner of the 500,000 shares owned by DHPF.

Each of the Reporting Persons hereunder may be deemed a member of a "group" within the meaning of Section 13(d)(3) of the Exchange Act, or Rule 13d-5 promulgated under the Exchange Act with one or more of the other Reporting Persons hereunder.  Although the Reporting Persons are reporting such securities as if they were members of a "group," the filing of this Schedule 13G shall not be construed as an admission by any Reporting Person that such Reporting Person is a beneficial owner of any securities other than those directly held by such Reporting Person.

(b)

Percent of class:

The percentage of Common Stock reported owned by each of the Reporting Persons is based upon 8,440,075 shares of Common Stock outstanding as of September 30, 2018, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 2, 2018.   As of the close of business on November 9, 2018, each of the Reporting Persons may be deemed to beneficially own 5.9% of the outstanding shares of Common Stock.

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
(ii) Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
(iii) Sole power to dispose or to direct the disposition of: See Cover Pages Items 5-9.
(iv) Shared power to dispose or to direct the disposition of: See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
See Item 4 of this Schedule 13G and the Joint Filing Agreement attached hereto as Exhibit A.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November  9, 2018

DH PARTNERS, LLC

By Delafield Hambrecht, Inc., its Manager

By:	/s/ John D. Delafield
John D. Delafield, President
Delafield Hambrecht, Inc.

DELAFIELD HAMBRECHT PARTNERS FUND

By DH Partners, LLC, its General Partner

By Delafield Hambrecht, Inc., Manager of DH Partners, LLC

By:	/s/ John D. Delafield
John D. Delafield, President
Delafield Hambrecht, Inc.

DELAFIELD HAMBRECHT, INC.

By:	/s/ John D. Delafield
John D. Delafield, President

JOHN D. DELAFIELD

/s/ John D. Delafield